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SEC Mail Processing Section

FEB 26 2016

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 00292 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff Hansen & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street Suite 1000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles 415-421-8900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christopher Charles, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff Hansen & Co., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of SAN FRANCISCO
Subscribed and ~~sworn to (or~~ affirmed) before me on this 25 day of February 2016 by CHRISTOPHER CHARLES proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President

Title

ABIGAIL B. JENKIN
Commission # 2059716
Notary Public - California
San Francisco County
My Comm. Expires Mar 29, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO.

# CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wulff, Hansen & Co., Inc.:

We have audited the accompanying statement of financial condition (financial statement) of Wulff Hansen & Co. ("the Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of Wulff Hansen & Co.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wulff Hansen & Co. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

San Francisco, California
February 25, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

## WULFF, HANSEN & CO.

### STATEMENT OF FINANCIAL CONDITION

December 31, 2015

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,259,010 |
| Deposits with clearing organizations and others, held in cash | 342,098 |
| Securities owned | 214,935 |
| Accounts receivable | 10,011 |
| Income tax receivable | 50,612 |
| Prepaid expenses | 55,705 |
| Deferred tax asset | 252,000 |
| Investments | 17,451 |
| Property and equipment, net | 30,707 |
| Other assets | 13,508 |
| Total assets | $ 2,246,037 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 38,106 |
| Deferred rent | 25,206 |
| Subordinated note payable | 150,000 |
| Total liabilities | 213,312 |
| Stockholders' equity: | |
| Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued | - |
| Common stock, no par value; authorized, 20,000 shares; 345 shares issued and outstanding | 218,856 |
| Retained earnings | 1,813,869 |
| Total stockholders' equity | 2,032,725 |
| Total liabilities and stockholders' equity | $ 2,246,037 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Summary of Significant Accounting Policies

### *Organization*

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. The Company operates as an introducing broker. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

### *Cash and Cash Equivalents*

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

### *Securities Owned*

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue (see Note 4).

### *Investments*

Investments are composed of stock in the Nasdaq system. The investments are reported at fair market value with unrealized gains and losses included in revenues.

As defined in Accounting Standards Codification (ASC) 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

1. **Summary of Significant Accounting Policies**, continued

***Investments***, continued

Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

*Level 1*–Quoted market prices in active markets for identical assets.

*Level 2*–Observable market based inputs or unobservable inputs that are corroborated by market data.

*Level 3*–Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock is classified as Level 1. (see Note 4).

***Property and Equipment***

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

***Accounts Receivable***

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

***Income Taxes***

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

1. **Summary of Significant Accounting Policies**, continued

***Income Taxes***, continued

The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

***Revenue Recognition***

The Company records commission income and revenue from sale of municipal bonds on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements. Municipal bond operations revenue is recorded when underwriting services are performed and payment is received.

***Use of Estimates***

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

**2. Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2015, the amount of cash exceeding federally insured limits was approximately $105,000.

**3. Deposits with Clearing Organizations and Others**

The Company maintains cash deposits with a clearing broker and other organizations. The amount of the deposit was $342,098 at December 31, 2015. The cash deposit in excess of the required minimum amounted to approximately $57,000 at December 31, 2015.

## 4. Fair Value Measurements

Securities owned and investments at December 31, 2015 are recorded at fair value as follows:

| | Level 1 | Level 2 | Level 3 | Balance as of December 31, 2015 |
|---|---|---|---|---|
| Securities owned–municipal government obligations, at fair value | $ - | $ 214,935 | $ - | $ 214,935 |
| Total securities owned | $ - | $ 214,935 | $ - | $ 214,935 |
| Investments: | | | | |
| Stock in the Nasdaq system | $ 17,451 | $ - | $ - | $ 17,451 |
| Total investments, at fair value | $ 17,451 | $ - | $ - | $ 17,451 |

There were no other transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

## 5. Property and Equipment

Property and equipment consist of the following at December 31, 2015:

| | |
|---|---|
| Furniture and Fixtures | $ 107,197 |
| Less accumulated depreciation/amortization | (76,490) |
| Total | $ 30,707 |

Depreciation expense for the year ended December 31, 2015 was $18,558.

## 6. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

**6. Income Taxes**, continued

The provision for income taxes is composed of the following components in 2015:

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses and the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2015, the net deferred assets consist of the following components:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued expenses | $ 13,000 |
| Unrealized gain/loss on investment | (3,000) |
| Net operating loss carryforward | 19,000 |
| Fixed asset basis difference | 223,000 |
| Total deferred tax assets | $ 252,000 |

There was no valuation allowance for the year ended December 31, 2015 as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax assets. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2015 is primarily due to certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, tax-exempt interest income, the use of different depreciation methods between book and tax, and net operating loss carryforwards.

At December 31, 2015, the Company has federal net operating loss ("NOL") carryforwards and state NOL carryforwards for future years of approximately $789,000 and $397,000, respectively. These carryforwards are set to expire by the year 2035.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2015, the Company's federal and state tax returns for 2012, 2013, and 2014 remain open for examination.

## 7. Retirement Plans

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. There were no discretionary contributions made during 2015.

## 8. Commitments

### *Operating Leases*

The Company leases real property under an operating lease agreement effective October 1, 2014 that expires on September 30, 2017.

The future minimum lease payments for operating leases at December 31, 2015 are as follows:

| | |
|---|---|
| Year ending December 31: | |
| 2016 | $ 331,158 |
| 2017 | 253,917 |
| Thereafter | - |
| Total | $ 585,075 |

## 9. Subordinated Note Payable

On August 15, 2014, the Company purchased 37 shares of its total issued and outstanding shares. As part of the purchase agreement, the Company entered into a subordinated note payable in the amount of $200,000 with the seller, which was approved by the Financial Industry Regulatory Authority ("FINRA"). The principal of the note is due at the maturity date which is August 15, 2019. Interest is payable semi-annually at a rate of 3% per annum. This interest is accrued on a monthly basis. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The Company paid $50,000 in 2015, which was approved by FINRA.

As of December 31, 2015 accrued interest and interest expense amounted to $5,474. Interest payments amounted to $6,000 during the year ended December 31, 2015.

## 10. Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2015.

## 11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,753,600 which was $1,503,600 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

## 12. Exemption from the SEC rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

## 13. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, the Company evaluated subsequent events for recognition and disclosure through February 25, 2016, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in the financial statements.

# WULFF, HANSEN & CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
PUBLIC DOCUMENT



Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document